UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Appointment of Director

On February 9, 2017, the Board of Directors of the Company approved the appointment of Mr. Chai Sean Herchcovici to its Board of Directors.

Since 2015, Mr. Herchcovici, age 28, has served as Business Development Manager of the Company. In addition, since 2013, Mr. Herchcovici has served as Business Development Manager of Shay Sapir Investment Company, a private investment company focused on early stage investments in start-ups.

Mr. Herchcovici earned a B.A. in Business Administration from the Interdisciplinary Center Herzliya (IDC) in Herzlia, Israel in 2013, and a M.B.A. in Strategy and Entrepreneurship from the College of Management in Rishon Lezion, Israel in 2017. He is currently studying for a M.S. in Entrepreneurial Studies at Baruch College in New York, NY.

In light of the financial situation of the Company, Mr. Herchcovici will not be receiving any compensation at this time for serving as a Director of the Company

Mr. Herchcovici is the son of Joshua Herchcovici, the Chairman of the Board of Directors of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Raz Gal
Name: Raz Gal
Title: Chief Executive Officer

Date: February 13, 2017